News Releasee
Communiqué de Pressee
Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Opens the First Company Day Care Center
in the La Défense Business District
Paris — January 3, 2006 — On Tuesday, January 3, 2006, 60 children aged two-and-a-half months to three years old will be brightening up the La Défense business district when they arrive at Total’s Les Petits Bonheurs company day care center.
A full-time team of 19 childcare professionals selected by specialized service provider People & Baby will manage the 630-square-meter day care and early learning center and its 200-square-meter playground. In addition to the educational team, a pediatrician will monitor the children’s health, while a psychotherapist will be on hand one half-day a week to help new mothers and fathers adjust to the changes that parenthood brings.
Explaining why Total undertook this initiative, François Carcaud-Macaire, Vice President, Human Resources, Head Office, the driving force behind the project, says: “There are some areas of their private lives that employees just can’t leave at home and that can affect their work and well-being at work. We try to provide solutions when possible. Day care is a huge problem in the Paris region, so we decided, with the help of our partners*, to open a Total day care center in La Défense.”
Offering full-time, part-time and occasional care options, the new center is open extended hours, from 8:00 a.m. to 8:00 p.m.—longer than its municipal counterparts. It also boasts facilities for disabled children.
The center offers Group employees a safe, quality environment where their children can develop and achieve their potential at their own pace. “Having your children nearby brings peace of mind and lowers stress levels significantly when an urgent project has to be finished or a meeting drags on and you don’t have to worry about getting across Paris to pick up your child on time,” adds François Carcaud-Macaire.
This initiative also demonstrates Total’s strong commitment to maintaining the balance between professional and personal life. For all employees, a day care center near the office can make it easier to efficiently juggle responsibilities at home and at work.
* French National Family Allowance Fund; Hauts-de-Seine Family Allowance Fund; Hauts de Seine Regional Council; Municipality of Courbevoie; Public Authority for the Development of La Défense (EPAD)
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com